August 7, 2025

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate & Construction 100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Mckinley Acquisition Corporation

Registration Statement on Form S-1, as amended (File No. 333- 288439)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Clear Street LLC, as the underwriter, hereby joins Mckinley Acquisition Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333- 288439) (the “Registration Statement”) to become effective on August 11, 2025, at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan Gerety
	Name:	Ryan Gerety
	Title:	Managing Director

Mckinley Acquisition Corporation – Underwriter’s Acceleration Request Letter